UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

BriaCell Therapeutics Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

10778Y302

(CUSIP Number)

Milton C. Ault, III

AULT GLOBAL Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10778Y302

1	NAME OF REPORTING PERSONS Ault Global Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 715,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 715,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.67%
14	TYPE OF REPORTING PERSON CO

(1) Represents (i) 675,000 Common Shares held by Digital Power Lending, LLC and (ii) 40,000 Common Shares underlying current exercisable warrants held by Digital Power Lending, LLC.

CUSIP No. 10778Y302

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”) on August 9, 2021 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 1, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares and warrants purchased by AGH as reported on the Schedule 13D were purchased with working capital in open market purchases. AGH expended an aggregate of $4,465,260.32 for the purchase of the Shares and warrants.

The Shares and warrants traded by AGH subsequent to the Schedule 13D reduced AGH’s aggregate expenditures by $1,239,592.45. Consequently, as of the date of this Amendment No. 1, AGH expended an aggregate amount of $3,225,667.87 for the purchase of the Shares and warrants.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 15,269,583 Shares outstanding, which is the total number of Shares outstanding as of September 8, 2021, as reported in a press release from the Issuer, attached as an exhibit to the Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on September 9, 2021.

AGH

(a)	As of the close of business on September 17, 2021, AGH beneficially owned 715,000 Shares, consisting of (i) 675,000 Common Shares held by Digital Power Lending, LLC and (ii) 40,000 Common Shares underlying current exercisable warrants held by Digital Power Lending, LLC.

Percentage: Approximately 4.67%

(b)	1. Sole power to vote or direct vote: 715,000
2. Shared power to vote or direct vote: None
3. Sole power to dispose or direct the disposition: 715,000
4. Shared power to dispose or direct the disposition: None

(c)	AGH has not entered into any transactions in the Shares during the past sixty days except for the open market transactions conducted by its wholly-owned subsidiary Digital Power Lending, LLC set forth below.

Digital Power Lending, LLC

Digital Power Lending, a wholly-owned subsidiary of AGH, engaged in the following transactions in the Shares since August 16, 2021:

Date	Transaction	Quantity	Weighted Average Price
8-16-21	Purchase	3,000	$5.58
8-18-21	Sale	(1,000)	$5.73
8-26-21	Sale	(5,000)	$6.19
8-26-21	Purchase	6,000	$6.09
8-27-21	Sale	(5,000)	$6.44
8-30-21	Sale	(4,000)	$6.81
8-31-21	Sale	(2,000)	$6.95
9-8-21	Sale	(12,000)	$7.22
9-9-21	Sale	(40,000)	$8.05
9-10-21	Sale	(10,000)	$7.94
9-13-21	Sale	(10,000)	$7.70
9-16-21	Sale	(40,352)	$7.54
9-17-21	Sale	(34,648)	$7.71

CUSIP No. 10778Y302

Digital Power Lending, a wholly-owned subsidiary of AGH, engaged in the following transactions in Warrants since September 8, 2021:

Nature of the Transaction	Number of Shares Underlying Warrant	Warrant Sale Price per Warrant Share ($)	Expiration Date	Exercise Price ($)	Date of Purchase/Sale
Sale of Common Stock Warrant	(5,000)	2.99	February 26, 2026	5.3125	09/08/2021
Sale of Common Stock Warrant	(2,500)	3.25	February 26, 2026	5.3125	09/09/2021
Sale of Common Stock Warrant	(2,500)	3.12	February 26, 2026	5.3125	09/10/2021
Sale of Common Stock Warrant	(1,000)	3.09	February 26, 2026	5.3125	09/13/2021
Sale of Common Stock Warrant	(1,500)	2.90	February 26, 2026	5.3125	09/16/2021
Sale of Common Stock Warrant	(2,500)	3.07	February 26, 2026	5.3125	09/17/2021

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Effective as of the close of business on September 16, 2021, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP No. 10778Y302

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      September 20, 2021

AULT GLOBAL HOLDINGS, INC.

By:	/s/ Milton C. Ault, III
Milton C. Ault, III Executive Chairman

DIGITAL POWER LENDING, LLC

By:	/s/ David J. Katzoff
David J. Katzoff Manager